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April 3, 2017

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arconic Inc. (“Arconic” or the “Company”) Definitive Additional Materials Filed March 20, 23 and 27, 2017 File No. 1-03610

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 28, 2017 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with Elliott Associates, L.P. (together with the other participants in the proxy solicitation, collectively, “Elliott”) and provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

We have reviewed the filings above and note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. For example, we note that the definitive additional materials contain the following statements:

•	various references to the voting commitment that Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. had made to Arconic as a “vote-buying” agreement
•	claims that Arconic gave value to Oak Hill in order to obtain such commitment, e.g. “[i]n executing the vote-buying agreement, management traded shareholder value for votes promoting its own entrenchment and that of the Board”
•	management “appropriated Company assets for its own benefit”
•	the voting commitment “...looks to have been contrary to law, contrary to the Company’s own Code of Ethics.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 3, 2017

•	“…the likely illegal conduct was covered up for the better part of a year, likely resulting in continuing violations of the securities laws.”
•	“The evident fact pattern here plainly appears to be illegal conduct for the purpose of covering up other illegal conduct.”
•	“the Company’s actions are an implicit admission of guilt”
•	“While Dr. Kleinfeld may perhaps argue that illicit payments in violation of the law (and any penalties associated therewith) are a “cost of doing business,” we certainly don’t share that view. And with respect to the current circumstances, where the form of payment is a value-transfer of corporate assets to a single Arconic shareholder, we are confident that the Company’s many other shareholders do not share that view. These repeated instances, at the very least, call into question Dr. Kleinfeld’s judgment and supervisory rigor.”
•	“You deserve a chief executive that is ethical and upright”

We acknowledge the Staff’s comment and provide the following supplemental support for the statements included above.

•	various references to the voting commitment that Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. had made to Arconic as a “vote-buying” agreement

We believe that Elliott’s reference to Arconic’s settlement agreement (the “Settlement Agreement”) with Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill”) providing for, among other things, a voting commitment to support Arconic’s incumbent Board of Directors (the “Board”) and management for a period of two years ending August 18, 2018 (the “Voting Commitment”), as a “vote-buying agreement” is appropriate and well-supported by the facts publicly disclosed by Arconic.

In 2014, Oak Hill acquired the shares of the Company’s common stock that later became subject to the Voting Commitment as partial consideration for the sale of the Firth Rixson business to Arconic. The agreements governing that transaction did not impose any voting commitment on Oak Hill with respect to its shares of Arconic. In 2016, the Voting Commitment was part of the mix of consideration given by Oak Hill in exchange for Arconic’s waiver of certain legal rights under the Settlement Agreement. The Company’s inadequate disclosure regarding the terms of the Settlement Agreement have kept Elliott and Arconic’s other shareholders from fully understanding what transpired, but cannot obscure the fact that this is an exchange of value by Arconic for value from Oak Hill that included the Voting Commitment. Elliott believes that the surrounding facts, the nature of the parties involved and common sense prove Arconic’s statement that “no additional value was given for the commitment” to be false and misleading, and support Elliott’s statements that the Company effectively bought two years of votes in support of the Board and management in exchange for corporate assets.1

[1]	Schreiber v. Carney, 447 A.2d 17, 23 (Del. Ch. 1982) (“Vote buying…is simply a voting agreement supported by consideration personal to the stockholder, whereby the stockholder divorces his discretionary voting power and votes as directed by the offeror.”).

April 3, 2017

First, the Firth Rixson business has been a huge disappointment to the Company’s shareholders, contributing 61% less EBITDA and 41% less revenue than management represented it would. Elliott therefore has reasonably concluded that Arconic may have had claims against Oak Hill related to the acquisition of significant potential value to the Company and its shareholders. Second, the circumstances surrounding the Voting Commitment are suspicious. The Company described the Voting Commitment “as part of the resolution of a working capital adjustment” in connection with Arconic’s acquisition of Firth Rixson. That acquisition was completed in November 2014 pursuant to a purchase agreement (the “Purchase Agreement”) including a standard post-closing working capital adjustment provision. Based on the terms of the Purchase Agreement and our experience in similar transactions, any issues relating to the post-closing working capital adjustment should have been resolved within months after closing (absent litigation or a material dispute, which has not been disclosed), not almost two years later as is the case with the Settlement Agreement.

Third, there is broad understanding among boards of directors and management, and corporate counsel, that voting lock-ups are considered to have substantial value.2 Oak Hill is not an eleemosynary institution, and as a result, providing a voting lock-up to the management of Arconic without receiving value in return would to Elliott’s understanding amount to misconduct and potentially a breach of duties owed to Oak Hill’s investors. To Elliott’s knowledge, there is no reason to believe that a sophisticated investor such as Oak Hill would fail to understand this and would gift the Voting Commitment to Arconic for no value. If anything, Oak Hill had reason to understand that obtaining the Voting Commitment was particularly valuable to the Company’s management to include as part of the Settlement Agreement. Elliott’s standstill obligations pursuant to its 2016 agreement with Arconic were set to expire in the near future at the time Arconic entered into the Settlement Agreement, and Elliott’s disappointment with the Company’s performance was well known to the Board and management. The Board and management therefore had reason to place an especially high value on locking up support of a significant shareholder (Oak Hill beneficially owns approximately 2% of Arconic’s outstanding common stock). On a supplemental basis, Elliott advises the Commission that locking up Oak Hill in particular was especially valuable to the Board and management because Elliott understands that Oak Hill had expressed its disappointment with the Company’s performance and the Company’s director Arthur D. Collins, Jr. serves as a special advisor to Oak Hill. These facts would not have eluded Oak Hill at the time of negotiation of the Settlement Agreement; it would have understood the significant value of the Voting Commitment and not given it for nothing of value. Regardless of when in the course of the negotiation the Voting Commitment was first discussed, and whether Oak Hill extracted additional concessions from Arconic afterwards, Oak Hill would have understood that agreeing to the Voting Commitment would help convince Arconic to sign the Settlement Agreement, which Elliott believes was of significant value to Oak Hill. Elliott therefore has a reasonable factual basis for concluding that Arconic gave value to Oak Hill in order to obtain the Voting Commitment by entering into the Settlement Agreement.

[2]	Cox, Steve R. and Dianne M. Roden, 2002. “The Source of Value of Voting Rights and Related Dividend Promises,” Journal of Corporate Finance, 8, 337–351; Megginson, William L., 1990. “Restricted Voting Stock, Acquisition Premiums, and the Market Value of Corporate Control,” The Financial Review, 25, 175-198; Zingales, Luigi, “What Determines the Value of Corporate Vote?” Quarterly Journal of Economics, 110, 1047-1073.

April 3, 2017

•	claims that Arconic gave value to Oak Hill in order to obtain such commitment, e.g. “[i]n executing the vote-buying agreement, management traded shareholder value for votes promoting its own entrenchment and that of the Board”

Please see our response regarding the immediately preceding statement for a discussion of the factual basis for Elliott’s conclusion that Arconic gave value to Oak Hill in order to obtain the Voting Commitment.

•	management “appropriated Company assets for its own benefit”

Oak Hill’s obligation under the Voting Commitment, as described by Arconic, is “to vote any shares of Arconic common stock that they beneficially own as of the record date in favor of the election of directors nominated by the Board and in accordance with the Board’s recommendation on all other proposals to be voted upon” during the term thereof. This obligation is not in any way limited to matters related to the Firth Rixson acquisition, and is not subject to Oak Hill’s or any other shareholder’s determination of what is in the best interests of the Company and its shareholders with respect to the election of directors or any other matter. The Voting Commitment requires support of the Board, and indirectly the members of management supported by the Board, regardless of their performance. Even if such support arguably provides some measurable benefit to shareholders by ensuring stability at Arconic, Elliott has adequate factual basis to conclude that the Voting Commitment mainly serves to benefit the Board and management by making them less vulnerable to shareholders seeking to hold them accountable for years of poor performance, particularly considering that management had reason to place an especially high value on locking up support of a significant shareholder at that time due to Elliott’s involvement with Arconic and its expiring standstill obligations. Also, as discussed above, Elliott has a reasonable factual basis for concluding that Arconic may have had claims against Oak Hill related to the acquisition of significant potential value to the Company and its shareholders. By waiving these claims in exchange for the Voting Commitment, Arconic’s management took an item of shareholder value and exchanged it for another that mainly served to benefit the Board and management.

•	the voting commitment “...looks to have been contrary to law, contrary to the Company’s own Code of Ethics.”

Arconic is incorporated in Pennsylvania, and there is no Pennsylvania case or statute that directly addresses the issue of illicit vote-buying. Thus, like in many other jurisdictions, a Pennsylvania court would look to Delaware’s more developed body of case law for guidance.3 Delaware defines vote-buying as any “voting agreement supported by consideration personal to the stockholder, whereby the stockholder divorces his discretionary voting power and votes as directed by the offeror.”4 Vote-buying is not illegal per se under Delaware law5; rather, only if the goal of the arrangement is to “defraud or disenfranchise the other stockholders.”6 In determining whether a vote-buying arrangement has defrauded or disenfranchised stockholders, “[Delaware] case law distinguishes between vote-buying agreements secured by corporate assets and assets owned by third parties.”7 “Management... may not use corporate assets to buy votes in a hotly contested proxy contest about an extraordinary transaction that would significantly transform the corporation, unless it can be demonstrated... that management’s vote-buying activity does not have a deleterious effect on the corporate franchise.”8 The Voting Commitment, by favoring the Company’s nominees irrespective of an evaluation of their performance, interfered with and ultimately diminished the ability of Arconic’s shareholders to hold the Board and management accountable.9 Based even on the limited information provided to date, it is clear that the Company used corporate assets (i.e., its potential legal claims against Oak Hill) to obtain votes in a manner that would have a deleterious effect on the corporate franchise and, as such, is contrary to applicable law.10

[3]	See, e.g., Warehime v. Warehime, 777 A.2d 469, 478 (Pa. Super. Ct. 2001) (“recogniz[ing] as persuasive [the] analysis by Delaware’s courts” on the issue of “protecting the right of shareholders to vote”); Jewelcor Management, Inc. v. Thistle Group Holdings, Co., 2002 WL 576457, at *5-6 (Ct. Com. Pl. March 26, 2002) (applying Delaware case law relating to improper manipulation of stockholder voting by management where “[t]here is little case law in Pennsylvania on this subject.”).
[4]	Schreiber v. Carney, 447 A.2d 17, 23 (Del. Ch. 1982).
[5]	Montano v. Cardiovascular Biotherapeutics, Inc., CA No. 9146-VCG (Del. Ch. May 29, 2014) (citing Hewlett v. Hewlett-Packard Co., 2002 WL 549137, at *4 (Del. Ch. Apr. 8, 2002)).
[6]	Id. at *19.
[7]	Id. at *20.
[8]	Id.
[9]	“[T]he Board’s assertion that it sought nothing more than avoiding a drawn-out proxy fight is difficult to believe. Rather, it appears that the Board’s action was a thinly veiled attempt to provide its slate of nominees with an advantage and to undermine [plaintiff-shareholder’s] election and proxy efforts.” Jewelcor at *13.
[10]	In Jewelcor, for instance, a Pennsylvania court enjoined a board of directors from moving the date of an annual meeting because it was a “blatant attempt to manipulate the upcoming Board election and to interfere with [plaintiff’s] right to contest the election of [the incumbent] directors.”

April 3, 2017

On a supplemental basis, Elliott advises the Commission that it believes Dr. Kleinfeld was involved in negotiating the Voting Commitment. Pursuant to Arconic’s Code of Ethics, the CEO and other high-level executives are required to “avoid actual or apparent conflicts of interest between personal and professional relationships.” Dr. Kleinfeld is a member of the Board and his term is set to expire at the Company’s upcoming 2017 annual meeting of shareholders (the “2017 Annual Meeting”). Thus he stood to personally and directly benefit from the Voting Commitment requiring Oak Hill to vote in favor of the election of directors nominated by the Board at the 2017 Annual Meeting. Elliott therefore believes that it has a reasonable factual basis to conclude that Dr. Kleinfeld’s apparent involvement in the negotiation of the Voting Commitment constituted an impermissible conflict of interest under Arconic’s Code of Ethics. Elliott also believes that, as a result of such conflict of interest, Dr. Kleinfeld and any other officer or director proven to be involved in the negotiation of the Voting Commitment thereby breached their fiduciary duties under Pennsylvania law.

•	“…the likely illegal conduct was covered up for the better part of a year, likely resulting in continuing violations of the securities laws.”

As discussed in our response regarding the immediately preceding statement, Elliott believes that Arconic’s obtaining the Voting Commitment was contrary to applicable law. Elliott also believes that there is a strong factual basis for its conclusion that the Company’s failure to disclose the Voting Commitment prior to filing its definitive proxy statement with the Commission on March 13, 2017 (the “Company’s Definitive Proxy”) constituted a violation of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder (including Rule 14a-9), and the Company’s disclosures to date regarding the Voting Commitment are false or misleading for failure to state material facts and constitute a continuing violation of such securities laws.

April 3, 2017

The existence of the Voting Commitment was not disclosed in the Company’s Quarterly Report filed with the Commission on November 9, 2016, in its materials related to its Investor Day filed with the Commission on December 14, 2016, in its Annual Report filed with the Commission on February 28, 2017, or in its preliminary proxy statement filed with the Commission on March 2, 2017. The Company attempted to explain its non-disclosure of the Voting Commitment by stating that the Voting Commitment “was not considered material at that time and therefore was not publicly disclosed,” and “Arconic promptly disclosed the commitment as soon as it confirmed that Oak Hill was a shareholder as of the record date for the contested 2017 Annual Meeting.”

This explanation is problematic for multiple reasons. First and most importantly, this explanation cannot be reconciled with the Company’s failure to disclose the Voting Commitment in connection with the special meeting of shareholders that was held on October 5, 2016 (the “October 2016 Special Meeting”) relating to a proposal to authorize a reverse stock split of the Company (then Alcoa Inc.). On August 17, 2016, the day before the Company entered into the Settlement Agreement that included the Voting Commitment, the Company filed its definitive proxy statement with the Commission for the October 2016 Special Meeting.11 Elliott notes the following: (i) Oak Hill was a holder of record as of the August 3rd record date for the October 2016 Special Meeting; (ii) the October 2016 Special Meeting was scheduled to take place during the term of the Voting Commitment; and (iii) based on the Company’s own description of the terms of the Voting Commitment, Oak Hill was obligated to vote its shares in favor of the Board’s recommendations at the October 2016 Special Meeting. However, the Company did not disclose the Voting Commitment in any supplemental proxy materials or otherwise in connection with its solicitation of proxies for the October 2016 Special Meeting. Arconic’s own rationale for waiting to disclose the Voting Commitment until the Company’s Definitive Proxy for the 2017 Annual Meeting — in which it appears to concede the materiality of the Voting Commitment with respect to a shareholder vote subject thereto — suggests that Arconic should have disclosed the Voting Commitment by way of supplemental proxy materials in connection with the October 2016 Special Meeting.

Second, Arconic’s explanation for waiting to disclose the Voting Commitment until the Company’s Definitive Proxy implies that the legal requirement for disclosing the Voting Commitment relates to whether one holds the subject shares through the record date for the upcoming 2017 Annual Meeting. Stated differently, Arconic’s view is that it did not need to disclose the Voting Commitment at a time when other shareholders could have purchased the subject shares and thereby removed them from the Voting Commitment; it only was obligated to disclose the Voting Commitment once the subject shares were locked in to support the Board at the 2017 Annual Meeting through the passage of the record date. Elliott does not believe that this view reflects an appropriate understanding or interpretation of the disclosure requirements under the Exchange Act, including Section 14A. Third, the Company likely could have determined at any time whether or not Oak Hill continued to hold Arconic stock, and intended to hold those shares through the record date, because Arconic’s director Arthur D. Collins, Jr. serves as a special advisor to Oak Hill.

[11]	We note the suspiciously fortuitous timing that the Settlement Agreement containing the Voting Commitment was entered into the very next day after the Company filed the definitive proxy statement for the October 2016 Special Meeting.

April 3, 2017

Elliott believes that the Company’s disclosures regarding the Voting Commitment to date are inadequate as well. As discussed in our March 21, 2017 letter to the Commission, Elliott believes that the Company should be required to publicly disclose detailed information regarding the origin and the terms of the Voting Commitment so shareholders have a complete accounting as they weigh important decisions regarding the leadership of their Company. Moreover, the Company’s explanation that the Voting Commitment was entered into as “part of the resolution of a working capital adjustment in connection with Arconic’s acquisition of Firth Rixson” raises additional questions, in that a resolution of a working capital adjustment is entirely unrelated to the voting rights of shareholders. This detailed information should include, but not be limited to:

➢	Who proposed the Voting Commitment (any role played by Dr. Kleinfeld in the proposal of the Voting Commitment must be fulsomely described)?
➢	When was the Voting Commitment proposed?
➢	Was the Board made aware of the Voting Commitment? If so, what was the Board told, when was it told, and who presented that information to the Board?
➢	Was there a Board vote on the Voting Commitment?
➢	Who was behind the decision to not disclose the Voting Commitment for close to seven months, and then not until the filing of the Company’s Definitive Proxy Statement?
•	“The evident fact pattern here plainly appears to be illegal conduct for the purpose of covering up other illegal conduct.”

As discussed in our response regarding the immediately preceding statement, Elliott believes that the Voting Commitment was contrary to applicable law and that the Company’s failure to disclose the Voting Commitment prior to the filing of the Company’s Definitive Proxy constituted a violation of securities laws making sure that the illegal conduct would not come to light.

•	“the Company’s actions are an implicit admission of guilt”

By waiving the Voting Commitment, the Board sacrificed a benefit to the Board and management in what Elliott can only interpret as an attempt to cut off further discussion and investigation of members of the Board and management for their roles in connection with the approval of, and the Company’s failure to disclose, the Voting Commitment, which actions Elliott believes were contrary to law. The Company’s statement that the Voting Commitment was waived “in order to facilitate the fullest participation by all shareholders in the current proxy contest” only highlights how the Voting Commitment had the potential to frustrate the will of shareholders. The Company’s other statements regarding the Voting Commitment do not directly defend its legality, rather only whether the Company effectively paid for the Voting Commitment, and the timing of the Company’s public disclosure of the Voting Commitment in filings with the Commission. At the same time, the Company has refused to provide meaningful information in response to Elliott’s books and records request related to the Voting Commitment. If there was nothing improper with regard to the negotiation or consummation of the Voting Commitment, then making full disclosure should be simple and in the best interest of all parties, management and the Board included. As a result, Elliott believes that it has a reasonable factual basis for stating that the waiver and the Company’s related disclosures and actions are an implicit admission of guilt by the Board.

April 3, 2017

•	“While Dr. Kleinfeld may perhaps argue that illicit payments in violation of the law (and any penalties associated therewith) are a “cost of doing business,” we certainly don’t share that view. And with respect to the current circumstances, where the form of payment is a value-transfer of corporate assets to a single Arconic shareholder, we are confident that the Company’s many other shareholders do not share that view. These repeated instances, at the very least, call into question Dr. Kleinfeld’s judgment and supervisory rigor.”

Dr. Kleinfeld’s history of troubling management practices is a central theme in Elliott’s campaign at Arconic, including the waste of corporate assets and poor governance practices under his watch. Elliott believes that these practices are part of a larger pattern. Prior to serving as Arconic’s CEO, Dr. Kleinfeld was CEO of Siemens. Dr. Kleinfeld left Siemens under the clouds of a bribery investigation (two Siemens’ executives eventually were convicted of bribery by a German court) and, upon his departure, faced an unprecedented lawsuit by the Siemens board of directors for failing to properly supervise the organization. The Siemens scandal not only led to the largest Foreign Corrupt Practices Act (“FCPA”) penalty of all-time, but also resulted in Dr. Kleinfeld paying €2 million out of his own pocket in order to settle potential personal liabilities related to his individual involvement. Later in his career at Alcoa Inc., while Dr. Kleinfeld was serving as a member of the Audit Committee and later during his tenure as CEO, Alcoa paid almost $200 million in bribes to foreign government officials and intermediaries, resulting in the fifth-largest FCPA penalty ever at the time. Elliott believes that this account of Dr. Kleinfeld’s record provides adequate factual foundation for calling into question his judgment and supervisory rigor, and whether he turns a blind eye to certain illegal behaviors as a “cost of doing business”.

•	“You deserve a chief executive that is ethical and upright”

Elliott believes that Dr. Kleinfeld’s troubling history discussed in our response regarding the immediately preceding statement provides reasonable factual foundation for Elliott to question his ethics and character.

April 3, 2017

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Dave Miller, Elliott Management Corporation Richard Zabel, Elliott Management Corporation